Management’s Discussion and Analysis

FOR THE THREE MONTHS ENDED MARCH 31, 2022

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

PAN AMERICAN SILVER CORP.	1

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
May 11, 2022
INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that influence the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2021 (the “2021 Annual Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2022 (the “Q1 2022 Financial Statements”), and the related notes contained therein. All amounts in this MD&A, the 2021 Annual Financial Statements, and the Q1 2022 Financial Statements are expressed in United States dollars (“USD”) unless identified otherwise. The Company reports its financial position, financial performance and cash flows in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Pan American’s significant accounting policies are set out in Note 3 of the 2021 Annual Financial Statements.
This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining costs per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “cash mine operating earnings”, “total debt”, “capital”, and “working capital”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, do not have standardized meanings under IFRS, and the methodology by which these measures are calculated may differ from similar measures reported by other companies. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per ounce sold”, “cash costs per ounce sold”, “adjusted earnings” and “basic adjusted earnings per share”, “cash mine operating earnings”, “total debt”, “capital”, and “working capital” as well as details of the Company’s by-product credits and a reconciliation, where appropriate, of these measures to the Q1 2022 Financial Statements.
Any reference to “cash costs” in this MD&A should be understood to mean cash costs per ounce of silver or gold sold, net of by-product credits. Any reference to “AISC” in this MD&A should be understood to mean all-in sustaining costs per silver or gold ounce sold, net of by-product credits.
Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information and as such, are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com.

PAN AMERICAN SILVER CORP.	2

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
CORE BUSINESS AND STRATEGY

Pan American engages in silver and gold mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver and gold mines located in Peru, Mexico, Argentina, Bolivia, and Canada. We also own the Escobal mine in Guatemala that is currently not operating. In addition, the Company is exploring for new silver deposits and opportunities throughout the Americas. The Company is listed on the Toronto Stock Exchange (Symbol: PAAS) and on the Nasdaq Global Select Market in New York (Symbol: PAAS).
Pan American’s vision is to be the world’s premier silver mining company, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:
•Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of our assets.
•Constantly replace and grow our mineral reserves and mineral resources through targeted near-mine exploration and global business development.
•Foster positive long-term relationships with our employees, shareholders, communities and local governments through open and honest communication and ethical and sustainable business practices.
•Continually search for opportunities to upgrade and improve the quality of our assets, both internally and through acquisition.
•Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization.
To execute this strategy, Pan American has assembled a sector-leading team of mining professionals with a depth of knowledge and experience in all aspects of our business, which enables the Company to confidently advance early stage projects through construction and into operation.

PAN AMERICAN SILVER CORP.	3

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Q1 2022 HIGHLIGHTS

Operations
•Silver production of 4.62 million ounces
Consolidated silver production for Q1 2022 of 4.62 million ounces was comparable with the 4.58 million ounces produced in the three months ended March 31, 2021 ("Q1 2021"), primarily reflecting higher production at La Colorada and Manantial Espejo being offset by lower production from San Vicente and Morococha. The production variances for each of Pan American's mines are further described in the "Individual Mine Performance" section of this MD&A.
The Company reaffirms its 2022 operating outlook for silver production, as presented in the Company's 2021 Annual MD&A dated February 23, 2022.
•Gold production of 131.0 thousand ounces
Consolidated gold production for Q1 2022 of 131.0 thousand ounces was 5% lower than the 137.6 thousand ounces produced in Q1 2021, primarily reflecting lower production at La Arena and Dolores, which was partially offset by higher production at Shahuindo, as further described in the "Individual Mine Performance" section of this MD&A.
The Company reaffirms its 2022 operating outlook for gold production, as presented in the Company's 2021 Annual MD&A dated February 23, 2022.
•Base metal production
Zinc, lead and copper ("base metal") production in Q1 2022 of 10.2 thousand tonnes, 4.7 thousand tonnes, and 1.8 thousand tonnes, respectively, was lower than Q1 2021, primarily as a result of lower production at Morococha as the operation was placed on care and maintenance in February 2022 as previously announced in the Company's 2021 Annual MD&A, and decreased grades at Huaron.
The Company reaffirms its 2022 original annual forecast for zinc, lead and copper production, as presented in the Company's 2021 Annual MD&A dated February 23, 2022.
Financial
Cash Flow, liquidity and working capital position
Cash flow from operations: in Q1 2022 totaled $68.8 million, $38.9 million more than the $29.9 million generated in Q1 2021, reflecting: an $8.8 million increase in cash mine operating earnings(1) and a $32.3 million reduction in the build-up of non-cash working capital, largely related to changes in inventory that were a draw-down in Q1 2022 compared with a build-up in Q1 2021. These factors offset a $5.2 million increase in care and maintenance expenditures and general and administrative expenses. The cash flow movements are further described in the "Overview of Q1 2022 Financial Results" section.
As at March 31, 2022, the Company had working capital of $620.7 million, inclusive of cash and short-term investment balances of $326.3 million; a long-term investment in Maverix Metals Inc. ("Maverix") with a market value of $124.7 million; and $500.0 million available under its Sustainability-Linked Credit Facility. Total debt of $47.0 million was related to lease liabilities and construction loans.
Revenue and net income
Revenue in Q1 2022 of $439.9 million was 20% higher than in Q1 2021 as a result of an increase in silver and gold ounces sold by 40% and 9%, respectively. This was, largely due to draw downs of Q1 2022 inventories compared to build ups of Q1 2021 inventories.

PAN AMERICAN SILVER CORP.	4

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Net earnings of $76.8 million ($0.36 basic earnings per share) was recorded for Q1 2022, compared with net losses of $7.6 million ($0.04 basic loss per share) in Q1 2021. The $84.4 million quarter-over-quarter increase is mainly due to:
i.a $44.8 million increase in gains and income from long-term assets. This was primarily due to a $44.6 million fair-value adjustment gain recognized in Q1 2022 from a change in the accounting treatment for the Company's investment in Maverix from an investment in associate to a long-term financial asset.
ii.a $41.9 million positive variance from investment income with income of $2.8 million in Q1 2022 relative to losses of $39.0 million in Q1 2021, primarily due to the fair value mark-to-market adjustments on short-term investments in equity securities, largely New Pacific Metals Corp;
iii.a $26.5 million decrease in income tax expense due to changes in foreign exchange rates increasing the value of deductible tax attributes in Q1 2022 compared to a reduction in the value of deductible tax attributes in Q1 2021; partially offset by,
iv.a $23.2 million decrease in mine operating earnings from increased production costs. This was a result of: a $22.6 million negative variation in quarter-over-quarter Net Realizable Value ("NRV") inventory adjustments; the COVID Omicron variant's impact on workforce deployment levels; and inflationary pressures.
See the "Overview of Q1 2022 Financial Results" section of this MD&A for further information.
Adjusted earnings(1): of $32.0 million ($0.15 per share) was recorded in Q1 2022, compared to the Q1 2021 adjusted earnings of $37.4 million ($0.18 per share).
Cash Costs(1)
During Q1 2022, all operations experienced reduced workforce deployments due to the spread of the COVID Omicron variant, which affected throughput and unit costs. Costs across the portfolio were also negatively impacted by inflationary pressures, particularly from an increase in prices for wages, diesel and certain consumables, including cyanide, explosives, and steel products, such as grinding media, as well as supply-chain shortages. These challenges are collectively referred as "Omicron, Inflationary and Supply Chain Cost Increases" throughout the report.
Despite the Omicron, Inflationary and Supply Chain Cost Increases listed above, Silver Segment Cash Costs per ounce in Q1 2022 of $10.23 were $2.07 lower than in Q1 2021. The decrease in quarter-over-quarter Cash Costs is driven primarily from:
i.a $1.45 per ounce decrease driven by Huaron and Morococha, largely from higher base metal prices;
ii.a $1.17 per ounce decrease from lower costs per ounce at La Colorada, which is further described in the "Individual Mine Performance" section of this MD&A; and,
iii.a $0.39 per ounce decrease at Manantial Espejo, largely due to higher grades.
These increases were partially offset by a $0.93 per ounce increase to Silver Segment Cash Costs from San Vicente due to narrower vein structures reducing silver and zinc grades.
Gold Segment Cash Costs per ounce in Q1 2022 were $1,069, $223 higher than in Q1 2021, reflecting increases at all Gold Segment mines, largely driven by lower mined grades due to mine sequencing, and inflationary pressures and supply chain shortages as previously described.
All-In Sustaining Costs (“AISC”)(1)
Silver Segment AISC for Q1 2022 of $13.41 per ounce were $3.58 lower than Q1 2021. The decrease primarily reflects the same factors that impacted Cash Costs described above, in addition to a $1.51 per ounce decrease, largely from lower sustaining capital expenditures per ounce sold in Q1 2022, and lower greenfield exploration expenditures allocated to the Silver Segment operations.

PAN AMERICAN SILVER CORP.	5

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment AISC for Q1 2022 of $1,502 per ounce were $444 higher than Q1 2021, largely reflecting the same factors that impacted Cash Costs described above, as well as higher sustaining capital and the impact from NRV adjustments at Dolores, which increased costs by $13.1 million, or $94 per ounce, in Q1 2022 and decreased costs by $9.6 million, or $75 per ounce, in the comparative quarter of 2021.
(1) Adjusted earnings, Cash Costs, AISC and Cash Mine Operating Earnings are non-GAAP measures, please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to the Q1 2022 Financial Statements.
ENVIRONMENTAL, SOCIAL, AND GOVERNANCE (ESG)

Pan American is committed to conducting its business in a responsible and sustainable manner. Our ESG values include: caring for the environment in which we operate; contributing to the long-term development of our host communities; ensuring safe and secure workplaces for our employees; contributing to the welfare of our employees, local communities and governments; and, operating transparently.
Pan American released its 2021 sustainability report (the "Sustainability Report") on May 5, 2022, which is available on our website at www.panamericansilver.com. The Sustainability Report articulates our vision of sustainability, shares our management approach to sustainable development in the context of our business, discloses environmental, workplace and social performance, including challenges and opportunities, and demonstrates our progress toward our sustainability goals and initiatives. The Sustainability Report is prepared in accordance to the Global Reporting Initiative (GRI) Standards and is aligned with the Sustainability Accounting Standards Board (SASB) Standard. It also contains information in consideration of the Task Force on Climate Related Financial Disclosures (TCFD) reporting framework, which is included in the Climate, Energy, and Greenhouse Gas Emissions section of the Sustainability Report. The 2021 Sustainability Report also serves as our annual Communication on Progress for the United Nations Global Compact (UNGC).
The Company plans on providing a mid-year update on our progress with regards to our 2022 ESG goals, which can be found in our 2021 sustainability report, later in 2022.
OPERATING PERFORMANCE

Silver and Gold Production
The following table provides silver and gold production at each of Pan American’s operations for the three month periods ended March 31, 2022 and 2021. Each operation’s production variances are further discussed in the “Individual Mine Performance” section of this MD&A.

	Silver Production (ounces ‘000s)		Gold Production (ounces ‘000s)
	Three months ended March 31,		Three months ended March 31,
	2022	2021	2022	2021
La Colorada	1,419	1,065	0.6	0.5
Huaron	899	884	0.2	0.3
Morococha(1)	324	521	0.1	0.2
San Vicente(2)	476	701	—	0.1
Manantial Espejo	903	697	6.1	5.9
Dolores	518	634	34.6	37.0
Shahuindo	66	65	34.3	29.5
La Arena	11	11	23.3	33.2
Timmins	4	4	31.8	31.0
Total	4,619	4,583	131.0	137.6
Total Payable Production(3)	4,312	4,270	130.5	136.9
(1)Morococha data represents Pan American's 92.3% interest in the mine's production. Morococha was placed on care and maintenance in February 2022.

PAN AMERICAN SILVER CORP.	6

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
(2)San Vicente data represents Pan American's 95.0% interest in the mine's production.
(3)Payable production reflects sellable metal after deducting commercial contract metal payable deductions.
Base Metal Production
The following table provides the Company’s base metal production for the three months ended March 31, 2022 and 2021:

	Base Metal Production
	Three months ended March 31,
	2022	2021
Zinc – kt	10.2	13.1
Lead – kt	4.7	5.0
Copper – kt	1.8	2.1

	Base Metal Payable Production
	Three months ended March 31,
	2022	2021
Zinc – kt	8.5	10.9
Lead – kt	4.4	4.7
Copper – kt	1.6	1.7
Cash Costs and AISC
The quantification of both Cash Costs and AISC measures is described in detail, and where appropriate reconciled to the Q1 2022 Financial Statements, in the "Alternative (Non-GAAP) Performance Measures" section of this MD&A.
The following table reflects the Cash Costs and AISC net of by-product credits at each of Pan American’s operations for the three months ended March 31, 2022, as compared to the same periods in 2021:

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2022	2021	2022	2021
La Colorada	9.73	15.62	12.19	42.44
Huaron	(1.16)	2.35	3.49	4.82
Morococha	5.68	13.89	7.08	17.47
San Vicente	19.39	13.35	23.94	14.20
Manantial Espejo	15.42	19.78	18.38	24.43
Silver Segment Consolidated(2)	10.23	12.30	13.41	16.99
Dolores	976	718	1,682	723
Shahuindo	915	751	1,152	844
La Arena	963	598	1,424	1,072
Timmins	1,414	1,292	1,695	1,568
Gold Segment Consolidated(2)	1,069	846	1,502	1,058
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these measures and where appropriate a reconciliation of the measure to the Q1 2022 Financial Statements.
(2)Silver Segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.

PAN AMERICAN SILVER CORP.	7

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Individual Mine Performance
An analysis of performance at each operation in Q1 2022 compared with Q1 2021 follows. The project capital amounts invested in Q1 2022 are further discussed in the "Project Development Update" section of this MD&A.
La Colorada Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	138.3	130.4
Tonnes milled – kt	138.4	133.5
Average silver grade – grams per tonne	350	276
Average zinc grade - %	1.83	1.98
Average lead grade - %	1.03	1.04
Production:
Silver – koz	1,419	1,065
Gold – koz	0.61	0.53
Zinc – kt	2.15	2.25
Lead – kt	1.19	1.17
Payable Production
Silver – koz	1,351	1,009
Gold – koz	0.52	0.42
Zinc – kt	1.83	1.91
Lead – kt	1.11	1.08
Cash Costs - $ per ounce(1)	9.73	15.62
Sustaining capital - $ thousands(2)	3,855	5,386
AISC - $ per ounce(1)	12.19	42.44
Payable silver sold - koz	1,620	225
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $8.6 million of investing activity cash outflows for Q1 2022 (Q1 2021: $4.1 million) related to investment capital incurred on the La Colorada projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2022 vs. Q1 2021
Production:
•Silver: 33% increase, largely from higher grades and throughput, both of which benefited from improved ventilation rates in the mine that resulted in higher mining rates and allowed access to high-grade zones. Throughput increased despite significant Omicron-related absenteeism.
•By-products: 4% decrease and 2% increase in zinc and lead production, respectively, as a result of mine sequencing.
Cash Costs: decreased by $5.88 per ounce, primarily driven by higher silver grades driving lower costs per ounce, as well as higher by-product metal prices, which more than offset the Omicron, Inflationary and Supply Chain Cost Increases.
Sustaining Capital: was lower in Q1 2022, driven by lower spend on the expansion of the tailings storage facility. The balance of the Q1 2022 spending primarily related to mine deepening, improvements in ventilation infrastructure, equipment replacements, lease payments for equipment, and near-mine exploration activities.
AISC: were $30.25 per ounce lower, largely due to lower sustaining capital per ounce, as Q1 2021 AISC was impacted by the timing of shipments, in addition to the same factors decreasing quarter-over-quarter Cash Costs.

PAN AMERICAN SILVER CORP.	8

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Huaron Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	237.8	235.7
Tonnes milled – kt	234.9	237.7
Average silver grade – grams per tonne	143	139
Average zinc grade - %	2.22	2.74
Average lead grade - %	1.40	1.30
Average copper grade - %	0.70	0.87
Production:
Silver – koz	899	884
Gold – koz	0.24	0.28
Zinc – kt	4.05	5.13
Lead – kt	2.58	2.30
Copper – kt	1.22	1.56
Payable Production:
Silver – koz	740	739
Gold – koz	0.05	0.02
Zinc – kt	3.34	4.23
Lead – kt	2.43	2.16
Copper – kt	1.10	1.24
Cash Costs - $ per ounce(1)	(1.16)	2.35
Sustaining capital - $ thousands	3,149	1,612
AISC-$ per ounce(1)	3.49	4.82
Payable silver sold – koz	720	709
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2022 vs. Q1 2021
Production:
•Silver: 2% higher, primarily from higher grades due to mine sequencing.
•By-products: zinc and copper production were 21% and 22% lower, respectively, while lead was 12% higher, all due to mine sequencing.
Cash Costs: decreased $3.50 per ounce, primarily from higher base metal prices net of lower zinc and copper grades, and lower treatment and refining charges per ounce. These, more than offset the Omicron, Inflationary and Supply Chain Cost Increases.
Sustaining Capital: was higher than Q1 2021 due to an increase in spending on mine equipment and the expansion of the tailings storage facility. The balance of Q1 2022 capital spending related to equipment and facility leases, and near-mine exploration activities.
AISC: decreased by $1.33 per ounce as a result of the same factors that affected Cash Costs, partially offset by higher sustaining capital per ounce.

PAN AMERICAN SILVER CORP.	9

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Dolores Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	1,532.6	2,934.2
Waste tonnes mined – kt	6,317.1	6,497.5
Tonnes placed – kt	2,002.2	1,859.8
Average silver grade – grams per tonne	14	19
Average gold grade – grams per tonne	0.63	1.06
Production:
Silver – koz	518	634
Gold – koz	34.6	37.0
Payable Production:
Silver – koz	517	633
Gold – koz	34.5	36.9
Cash Costs - $ per gold ounce(1)	976	718
Sustaining capital - $ thousands	14,353	8,919
AISC - $ per gold ounce(1)	1,682	723
Payable gold sold - koz	40.8	31.5
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales. Previously reported Cash Costs and AISC on a per silver ounce basis are disclosed in the Cash Costs and AISC section.
Q1 2022 vs. Q1 2021
Production:
•Silver: 18% lower, largely from a decrease in silver grades due to a reserve estimate shortfall in the section of the open pit Phase 9B being mined during the quarter.
•Gold: 7% lower, primarily from a combination of mine sequencing into lower gold grade ores and a decrease in gold grades due to the reserve shortfall described above, which was partially offset by expected leach sequencing favoring timing of gold production.
Cash Costs: increased $258 per ounce, primarily from higher operating costs per ounce and lower by-product credits per ounce, both largely driven by the decrease in grades described above, as well as Omicron, Inflationary and Supply Chain Cost Increases.
Sustaining Capital: was higher than Q1 2021, primarily driven by greater capitalized Phase 10 waste mining and increased heap leach pad expansion expenses in Q1 2022.
AISC: increased $959 per ounce, primarily due to the impact of NRV inventory adjustments, the increased sustaining capital, and the factors affecting quarter-over-quarter Cash Costs. The NRV inventory adjustments increased costs by $13.1 million, or $321 per ounce, in Q1 2022 compared with a cost-reducing $9.6 million, or $304 per ounce, adjustment in Q1 2021.

PAN AMERICAN SILVER CORP.	10

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Shahuindo Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	3,211.5	3,141.6
Waste tonnes mined – kt	4,314.2	3,511.5
Tonnes placed – kt	3,327.2	2,806.5
Average silver grade – grams per tonne	6	5
Average gold grade – grams per tonne	0.41	0.46
Production:
Silver – koz	66	65
Gold – koz	34.26	29.54
Payable Production:
Silver – koz	65.25	64.49
Gold – koz	34.23	29.51
Cash Costs - $ per ounce(1)	915	751
Sustaining capital - $ thousands(2)	7,381	2,681
AISC - $ per ounce(1)	1,152	844
Payable gold sold - koz	33.8	31.7
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.2 million of investing activity cash outflows for Q1 2022, (Q1 2021: $0.1 million) related to lease payments for the crushing and agglomeration plant completed by Tahoe, and is included in Other Projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2022 vs. Q1 2021
Production:
•Gold: 16% higher, primarily from higher tonnes stacked and a higher ratio of ounces recovered to stacked, partially offset by lower grades due to mine sequencing. The increase in tonnes stacked during Q1 2022 reflects improved ore blending characteristics and drier conditions than typical for the wet summer months, which allowed for increased stacking rates.
Cash Costs: were $164 per ounce higher, primarily due to a higher ratio of waste to ore in the current section of the mine plan, lower gold grades due to mine sequencing, and Omicron, Inflationary and Supply Chain Cost Increases.
Sustaining Capital: an increase from Q1 2021, due to the timing of payments on leach pad construction and site infrastructure investments. Capital in both periods also included near-mine exploration and payments for leased mining equipment.
AISC: were $308 per ounce higher, largely due to the same factors affecting Cash Costs, as well as the higher sustaining capital expenditures.

PAN AMERICAN SILVER CORP.	11

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
La Arena Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	2,035.1	2,040.8
Waste tonnes mined – kt	6,869.7	8,003.7
Tonnes placed – kt	2,035.1	2,040.8
Average silver grade – grams per tonne	1	1
Average gold grade – grams per tonne	0.33	0.38
Production:
Silver – koz	11	11
Gold – koz	23.35	33.15
Payable Production:
Silver – koz	10.88	10.83
Gold – koz	23.33	33.13
Cash Costs - $ per ounce(1)	963	598
Sustaining capital - $ thousands	12,959	14,719
AISC - $ per ounce(1)	1,424	1,072
Payable gold sold - koz	29.7	31.4
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2022 vs. Q1 2021
Production:
•Gold: 30% lower as a result of lower grades due to mine sequencing and a decrease in the ratio of ounces recovered to stacked due to timing of leach sequencing.
Cash Costs: increased by $365 per ounce, primarily reflecting Omicron, Inflationary and Supply Chain Cost Increases and lower grades.
Sustaining Capital: lower than Q1 2021, largely as a result of lower rates of capitalized deferred stripping. Expenditures in Q1 2022 were comprised mainly of capitalized deferred stripping, waste storage facility preparation, and other camp and mine infrastructure.
AISC: increased by $352 per ounce, largely from the same factors affecting quarter-over-quarter Cash Costs.

PAN AMERICAN SILVER CORP.	12

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Timmins Operation

	Three months ended March 31,
	2022	2021
Ore tonnes mined – kt	415.6	397.1
Tonnes milled – kt	409.4	400.0
Average silver grade – grams per tonne	—	—
Average gold grade – grams per tonne	2.51	2.64
Production:
Silver – koz	4	4
Gold – koz	31.79	30.98
Payable Production:
Silver – koz	3.75	3.86
Gold – koz	31.76	30.96
Cash Costs - $ per ounce(1)	1,414	1,292
Sustaining capital - $ thousands(2)	9,924	8,222
AISC - $ per ounce(1)	1,695	1,568
Payable gold sold - koz	35.4	33.2
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
(2)Sustaining capital expenditures exclude $0.4 million of investing activity cash outflows for Q1 2022, (Q1 2021: $0.6 million) related to investment capital incurred on the Timmins projects, as disclosed in the “Project Development Update” section of this MD&A.
Q1 2022 vs. Q1 2021
Production:
•Gold: 3% higher, reflecting higher mining rates and increased mill recoveries due to in-process inventory movements, partially offset by lower grades.
Cash Costs: increased $122 per ounce, primarily as a result of the lower grades and higher operating costs from Omicron, Inflationary and Supply Chain Cost Increases, increased ventilation and ground control needs at Bell Creek.
Sustaining Capital: higher than Q1 2021, due to increased mobile mine equipment refurbishment and replacements, and increased near-mine exploration, partially offset by lower tailings expansion expenditures.
AISC: the $128 per ounce increase reflects the same factors that affected Cash Costs.

PAN AMERICAN SILVER CORP.	13

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Other Operations(1)

	Three months ended March 31, 2022			Three months ended March 31, 2021
	Morococha	San Vicente	Manantial Espejo	Morococha	San Vicente	Manantial Espejo
Tonnes milled – kt	100.5	75.1	134.7	149.2	89.0	157.3
Average silver grade – grams per tonne	112	222	234	121	265	157
Average gold grade – grams per tonne			1.55			1.30
Average zinc grade - %	3.12	2.16	—	2.88	2.58	—
Average lead grade - %	0.96	0.28	—	1.17	0.13	—
Average copper grade - %	0.60	0.21	—	0.38	0.24	—
Production:
Silver – koz	324	476	903	521	701	697
Gold – koz	0.15	0.02	6.07	0.16	0.08	5.89
Zinc – kt	2.67	1.34	—	3.72	1.96	—
Lead – kt	0.73	0.19	—	1.43	0.11	—
Copper – kt	0.47	0.12	—	0.37	0.16	—
Cash Costs - $ per ounce(2)	5.68	19.39	15.42	13.89	13.35	19.78
AISC - $ per ounce(2)	7.08	23.94	18.38	17.47	14.20	24.43
(1)Production figures are for Pan American’s 92.3% share of Morococha and 95% share of San Vicente, respectively, unless otherwise noted. Morococha was placed on care and maintenance in February 2022.
(2)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed reconciliation of these measures to cost of sales.
Q1 2022 vs. Q1 2021
Morococha: production reflects the operation being placed on care and maintenance in late February 2022 while we explore alternatives to optimize value given the requirement to move the processing facilities to allow for the expansion of a neighboring open pit mine.
San Vicente: mined grades continue to decrease from increasing dilution from the narrowing vein structures encountered as we mine deeper.
Manantial Espejo: the quarter-over-quarter production increase is due to higher tonnages and grades of ores mined at COSE and Joaquin. The Company expects to complete mining operations at COSE in the second quarter of 2022. This has been incorporated in the Company's 2022 guidance issued on February 23, 2022.

PAN AMERICAN SILVER CORP.	14

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
2022 ANNUAL OPERATING OUTLOOK

All 2022 forecast amounts in this section refer to the 2022 Operating Outlook, as provided in the Company's 2021 MD&A dated February 23, 2022. These estimates are forward-looking statements and information that are subject to the cautionary note associated with forward-looking statements and information at the end of this MD&A.
Production Relative to Forecast:
The following table summarizes the metal production during 2022 compared to the 2022 Operating Outlook:

	2022 Operating Outlook	Q1 2022
Silver – Moz	19.00 - 20.50	4.62
Gold – koz	550.0 - 605.0	131.0
Zinc – kt	35.0 - 40.0	10.2
Lead – kt	15.0 - 17.0	4.7
Copper – kt	5.5 - 6.5	1.8
Based on Q1 2022 production results and the expected production for the remainder of the year, Management reaffirms the 2022 Operating Outlook annual consolidated metal production, as shown in the table above.
Cash Costs and AISC Compared to Forecast:
The following table summarizes Cash Costs and AISC for each operation for 2022 compared to the respective 2022 Operating Outlook amounts. These forecast estimates are largely influenced by Management's assumptions and estimates for productivity, input costs, commodity prices and currency exchange rates.

	Cash Costs(1) ($ per ounce)		AISC(1) ($ per ounce)
	2022 Operating Outlook	Q1 2022	2022 Operating Outlook	Q1 2022
Silver Segment:
La Colorada	8.00 - 9.00	9.73	12.40 - 13.40	12.19
Huaron	1.80 - 4.50	(1.16)	7.80 - 9.90	3.49
Morococha	n/a	5.68	n/a	7.08
San Vicente	15.30 - 16.55	19.39	18.70 - 19.70	23.94
Manantial Espejo	21.00 - 24.00	15.42	22.00 - 24.80	18.38
Total	10.70 - 12.20	10.23	14.50 - 16.00	13.41
Gold Segment:
Dolores	715 - 840	976	925 - 1,070	1,682
Shahuindo	910 - 995	915	1,170 - 1,275	1,152
La Arena	990 - 1,070	963	1,380 - 1,475	1,424
Timmins	1,340 - 1,415	1,414	1,615 - 1,695	1,695
Total	970 - 1,070	1,069	1,240 - 1,365	1,502
(1)Cash Costs and AISC are non-GAAP measures. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of these calculations and a reconciliation of these measures to the Q1 2022 Financial Statements.
(2)The cash costs and AISC forecasts assume realized metal prices for Q1 2022 and the following metal prices for the remainder of 2022: of $22.50/oz for silver, $3,000/tonne ($1.36/lb) for zinc, $2,200/tonne ($1.00/lb) for lead, $9,200/tonne ($4.17/lb) for copper, and $1,750/oz for gold; and average annual exchange rates relative to 1 USD of 20.00 for the Mexican peso ("MXN"), 4.10 for the Peruvian sol ("PEN"), 122.17 for the Argentine peso ("ARS"), 7.00 for the Bolivian boliviano ("BOB"), and $1.25 for the Canadian dollar ("CAD").
Based on Q1 2022 Cash Costs and AISC results, Management reaffirms the 2022 Operating Outlook for Cash Costs and AISC, as shown in the table above.

PAN AMERICAN SILVER CORP.	15

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Capital Expenditures Relative to Forecast:
The following table summarizes the 2022 capital expenditures compared to the 2022 Operating Outlook:

	2022 Capital Expenditures ($ millions)
	2022 Operating Outlook	Q1 2022
La Colorada	28.0 - 29.0	3.9
Huaron	16.0 - 19.0	3.1
Morococha	n/a	0.3
San Vicente	7.0 - 8.0	2.9
Manantial Espejo	2.0 - 3.0	1.1
Dolores	33.0 - 34.0	14.4
Shahuindo	37.0 - 38.0	7.4
La Arena	39.0 - 40.0	13.0
Timmins	38.0 - 39.0	9.9
Sustaining Capital Sub-total	200.0 - 210.0	56.0
La Colorada Skarn projects	68.0 - 81.0	8.6
Timmins projects	12.0 - 14.0	0.4
Other	n/a	0.2
Project Capital Sub-total	80.0 - 95.0	9.2
Total Capital	280.0 - 305.0	65.2
Management reaffirms the 2022 Operating Outlook for sustaining and project capital, as shown in the table above.
PROJECT DEVELOPMENT UPDATE

The following table reflects the amounts spent on each of Pan American’s major projects in Q1 2022 compared with Q1 2021:

Project Development Capital	Three months ended March 31,
(thousands of USD)
	2022	2021
La Colorada projects	8,560	4,082
Timmins projects	401	644
Other projects	163	225
Total	$9,124	4,951
During Q1 2022, the Company invested $9.1 million, largely on exploration and development of the La Colorada Skarn project, including advancing construction of the new concrete-lined ventilation shaft and beginning commissioning of the refrigeration plant.

PAN AMERICAN SILVER CORP.	16

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
OVERVIEW OF Q1 2022 FINANCIAL RESULTS

Selected Annual and Quarterly Information
The following tables set out selected quarterly results for the past ten quarters as well as selected annual results for the past two years. The dominant factors affecting results in the quarters and years presented below are the volatility of realized metal prices and the timing of sales, which vary with the timing of shipments and impairment charges.

2022	Quarter Ended
(In thousands of USD, other than per share amounts)	March 31
Revenue	$439,888
Mine operating earnings	$66,755
Earnings for the period attributable to equity holders	$76,517
Basic (loss) earnings per share	$0.36
Diluted (loss) earnings per share	$0.36
Cash flow from operating activities	$68,758
Cash dividends paid per share	$0.12
Other financial information
Total assets	$3,540,297
Total long-term financial liabilities(1)	$303,984
Total attributable shareholders’ equity	$2,683,201
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

2021	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$368,099	$382,132	$460,349	$422,170	$1,632,750
Mine operating earnings	$89,964	$103,048	$98,887	$76,039	$367,938
(Loss) earnings for the period attributable to equity holders	$(7,798)	$70,939	$20,251	$14,036	$97,428
Basic (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Diluted (loss) earnings per share	$(0.04)	$0.34	$0.10	$0.06	$0.46
Cash flow from operating activities	$29,850	$87,143	$157,017	$118,098	$392,108
Cash dividends paid per share	$0.07	$0.07	$0.10	$0.10	$0.34
Other financial information
Total assets					$3,518,584
Total long-term financial liabilities(1)					$297,600
Total attributable shareholders’ equity					$2,631,554
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	17

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

2020	Quarter Ended				Year Ended
(In thousands of USD, other than per share amounts)	Mar 31	Jun 30	Sep 30	Dec 31	Dec 31
Revenue	$358,428	$249,509	$300,414	$430,461	$1,338,812
Mine operating earnings	$50,058	$48,386	$124,561	$137,172	$360,177
(Loss) earnings for the period attributable to equity holders	$(76,807)	$20,063	$65,741	$168,885	$177,882
Basic (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Diluted (loss) earnings per share	$(0.37)	$0.10	$0.31	$0.80	$0.85
Cash flow from operating activities	$114,051	$62,750	$114,943	$170,571	$462,315
Cash dividends paid per share	$0.05	$0.05	$0.05	$0.07	$0.22
Other financial information
Total assets					$3,433,875
Total long-term financial liabilities(1)					$277,696
Total attributable shareholders’ equity					$2,602,519
(1)Total long-term financial liabilities are comprised of non-current liabilities excluding deferred tax liabilities, and deferred revenue.

PAN AMERICAN SILVER CORP.	18

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Income Statement: Q1 2022 vs. Q1 2021
Net earnings of $76.8 million were recorded in Q1 2022 compared to a net loss of $7.6 million in Q1 2021, which corresponds to basic earnings per share of $0.36 and a loss of $0.04, respectively.
The following table highlights the differences between the Q1 2021 and Q1 2022 net earnings:

Net loss, three months ended March 31, 2021		$(7,562)	Note
Revenue:
Increased realized metal prices	$13,875
Higher quantities of metal sold	51,649
Decreased direct selling costs	1,899
Decreased negative settlement adjustments	4,366
Total increase in revenue		$71,789	(1)
Cost of sales:
Increased production costs and decreased royalty charges	$(85,565)		(2)
Increased depreciation and amortization	(9,433)		(3)
Total increase in cost of sales		$(94,998)
Increased gains and income from associates		44,835	(4)
Decreased investment loss		41,859	(5)
Decreased income tax expense		26,537	(6)
Increased net gain on asset sales, and derivatives		1,705
Decreased other expense		227
Increased general and administrative expense		(2,841)
Increased care and maintenance costs		(2,402)
Increased interest and finance expense		(1,354)
Increased foreign exchange loss		(645)
Increased exploration and project development expense		(319)
Net earnings, three months ended March 31, 2022		$76,831
(1)Revenue for Q1 2022 was $71.8 million higher than in Q1 2021, largely from increased quantities of metal sold and higher metal prices. The quarter-over-quarter increase in quantities of metal sold was driven mainly by silver and gold sales, with increases of 40% and 9%, respectively (see table below). These increases arose from a combination of the timing of sales and increased payable silver production, partially offset by lower payable gold production. The timing of sales relates to precious metals inventory draw-downs in Q1 2022 compared to build-ups in Q1 2021. The majority of the silver sales quantity variance reflects increased production and an inventory draw-down at La Colorada in Q1 2022 compared to a shipping delay-driven concentrate build up and lower production from ventilation constraints in Q1 2021. The increased quantities of gold sold was mainly attributable to the timing of sales at Dolores and La Arena, which resulted in inventory draw-downs in Q1 2022 compared to build-ups in Q1 2021, partially offset by the lower Gold Segment payable production, as described in the "Operating Performance" section of this MD&A.
In addition to the increase in quantities of metal sold were higher realized metal prices for all metals except silver, which decreased 9% from Q1 2021. Realized gold prices increased 5%, and realized prices for copper, zinc and lead increased 15%, 38%, and 15%, respectively (see realized prices in table below).

PAN AMERICAN SILVER CORP.	19

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter:

	Realized Metal Prices (1)		Quantities of Metal Sold (2)
	Three months ended March 31,		Three months ended March 31,
	2022	2021	2022	2021
Silver	$24.03	$26.41	4,890	3,490
Gold	$1,880	$1,788	148.1	136.0
Zinc	$3,792	$2,756	7.9	11.1
Lead	$2,341	$2,036	4.9	3.9
Copper	$9,767	$8,515	1.7	1.8
(1)Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.
(2)Metal quantities stated as koz for silver and gold and kt for zinc, lead and copper.
(2)Production and royalty costs in Q1 2022 were $85.6 million higher than in Q1 2021. The increase was driven by an $85.6 million, or 44%, increase in production costs. The increased production costs were largely driven by the previously discussed quarter-over-quarter increase in quantities of gold and silver sold and NRV inventory adjustments, as well as Omicron, Inflationary and Supply Chain Cost Increases. Excluding the impact of NRV inventory adjustments, Gold Segment production costs increased by $39.5 million from higher costs at all operations, driven by the 12.0 thousand ounce, or 9%, increase in quantities of gold sold and increased operating costs, including Omicron, Inflationary and Supply Chain Cost Increases, as further described for each operation in the" Operating Performance" section of this MD&A. Silver Segment production costs, excluding the impact of NRV inventory adjustments, increased by $17.1 million, from a $20.1 million increase in costs at La Colorada from the increase in production and sales volumes in Q1 2022 compared to Q1 2021.
Additionally, there was a $22.6 million quarter-over-quarter cost increase from NRV inventory adjustments, which increased costs by $14.4 million in Q1 2022 compared to a $8.1 million decrease to costs in Q1 2021. NRV inventory adjustments in both quarters were related mainly to Dolores and were driven largely by inflationary pressures.
(3)Depreciation and amortization ("D&A") expense was $9.4 million higher than in Q1 2021. The increase was largely from higher sales volumes, which is predominantly recorded on a units-of-production basis, and mainly from higher quantities of gold sold at Dolores and silver sold at La Colorada. Annual changes to depreciation rates in late 2021, primarily those relating to open pit operations, are also reflected in the quarter-over-quarter increase.
(4)Gains and income from associates in Q1 2022 was $45.0 million compared to $0.2 million in Q1 2021, representing a $44.8 million increase. The income in Q1 2022 primarily reflects a $44.6 million fair-value adjustment gain that was recognized due to a change in accounting treatment for the Company's investment in Maverix. Management determined that, as of March 31, 2022, the Company no longer held significant influence over Maverix due to declining to exercise its right to nominate a representative to serve as a director on Maverix’s Board of Directors to replace its previous representative who had retired, and accordingly the Company no longer has the power to participate in the financial and operating policy decisions of Maverix. As a result, the Company's investment in Maverix was redesignated from "Investment in Associate", accounted using the "equity method" whereby the Company recorded into income its ownership proportion of Maverix's estimated earnings, to a "long-term financial asset", which will be recorded at fair value going forward. The Q1 2021 gains and income from associates represented income recorded under the equity-method, with no such accounting treatment change related to valuation gain.
(5)Investment income of $2.8 million in Q1 2022 was a $41.9 million positive change relative to investment losses of $39.0 million in Q1 2021, both driven primarily by fair value mark-to-market adjustments on the Company's equity investment in New Pacific Metals Corp.

PAN AMERICAN SILVER CORP.	20

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
(6)Income tax expense in Q1 2022 was $11.4 million compared to $38.0 million in Q1 2021. The $26.5 million decrease in tax expense is due primarily to the appreciation of the PEN on Peruvian tax attributes in Q1 2022 compared to devaluation of the PEN and MXN, respectively, on Peruvian and Mexican tax attributes in Q1 2021.
Statement of Cash Flows: Q1 2022 vs. Q1 2021
Cash flow from operations in Q1 2022 totaled $68.8 million, $38.9 million more than the $29.9 million generated in Q1 2021. The increase was primarily driven from less cash used in working capital changes, increased cash mine operating earnings and decreased income tax cash payments.
Working capital changes in Q1 2022 resulted in a $15.1 million use of cash compared with a $47.4 million use of cash in Q1 2021. The Q1 2022 use of cash was mainly driven by a $12.4 million build-up in trade and other receivable balances, an $11.7 million net pay-down in accounts payable and accrued liability balances, partially offset by a $10.3 million reduction in inventories. The Q1 2021 use of cash was mainly driven by a $39.9 million build-up in inventories, largely the result of the delay in transporting concentrate inventories from La Colorada, and a $6.4 million decrease in accounts payables.
Investing activities used $51.1 million in Q1 2022, primarily related to the $61.5 million spent on mineral properties, plant and equipment ("MPP&E") at the Company’s mines and projects, as previously described in the “Operating Performance” section of this MD&A, which was partially offset by $7.7 million in MPP&E related proceeds, which largely reflect a $7.0 million payment from an arm's length party to be applied to costs associated with the closure and reclamation of the Morococha mine processing facility, and $2.0 million in proceeds from the settlement of the Company's derivatives comprised of commodity and FX hedging contracts. In Q1 2021, investing activities used $44.5 million, primarily from the $48.0 million spent on mineral properties, plant and equipment, which offset $0.3 million in proceeds from the sale of short-term investments.
Financing activities in Q1 2022 used $29.2 million compared to $18.0 million used in Q1 2021. Cash used in Q1 2022 primarily consisted of $25.3 million in dividends and $3.4 million of lease repayments. The net cash used in Q1 2021 consisted primarily of $14.7 million paid as dividends to shareholders and $3.0 million of lease payments. The increase in dividend payments reflects the Company's new dividend policy announced on February 24, 2022, as described in the Annual Information Form published on February 23, 2022.
Adjusted Earnings: Q1 2022 vs Q1 2021
Adjusted earnings is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of “adjusted earnings”, and a reconciliation of these measures to the Q1 2022 Financial Statements.
Adjusted Earnings in Q1 2022 was $32.0 million, representing basic adjusted earnings per share of $0.15, compared to Q1 2021 adjusted earnings of $37.4 million, and basic adjusted earnings per share of $0.18. A reconciliation of adjusted earnings for the three months ended March 31, 2022 and 2021, to the net earnings for each period is included in the “Alternative Performance (Non-GAAP) Measures” section of this MD&A.

PAN AMERICAN SILVER CORP.	21

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
The following chart illustrates the key factors leading to the change in adjusted earnings from Q1 2021 to Q1 2022:

Adjusted Earnings Reconciliation - Q1 2021 to Q1 2022 ($ millions)
$150.0
$100.0
$50.0
$—
$37.4
$51.6
$20.2
$(67.7)
$(2.8)
$(2.4)
$(1.9)
$(2.4)
$32.0
Q1 2021 adjusted earnings
Increased quantities of metal sold
Increased metal prices and positive concentrate settlement adjustments
Increased direct operating cost of sales
Increased G&A
Increased C&M
Increased taxes
Other
Q1 2022 adjusted earnings

LIQUIDITY AND CAPITAL POSITION

Liquidity and Capital Measures (in $000s)	March 31, 2022	Dec. 31, 2021	Q1 2022 Change
Cash and cash equivalents ("Cash")	$271,876	$283,550	$(11,674)
Short-term Investments	$54,410	$51,723	$2,687
Cash and Short-term investments	$326,286	$335,273	$(8,987)
Working Capital	$620,663	$613,494	$7,169
Credit Facility committed amount	$500,000	$500,000	$—
Credit Facility amounts drawn	$—	$—	$—
Shareholders' equity	$2,683,201	$2,631,554	$51,647
Total debt (1)	$47,046	$45,861	$1,185
Capital (1)	$2,403,961	$2,342,142	$61,819
(1)Total debt is a non-GAAP measure calculated as the total of amounts drawn on the Sustainability-Linked Credit Facility, finance lease liabilities and loans payable. Capital is a non-GAAP measure and consists of shareholders’ equity and debt net of cash and cash equivalents and short term investments. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the calculations.
Liquidity and Capital Resources
The Company's cash and short term investments decreased by $9.0 million during Q1 2022. The decrease was driven by an $11.7 million decrease in cash and cash equivalents from the previously described increase in MPP&E additions and higher dividend payments, partially offset by increased operating cash flows from cash mine operating earnings. Cash mine operating earnings of $165.7 million in Q1 2022 was higher than the $156.9 million generated in Q1 2021 and was sufficient to fund corporate overhead, exploration and care and maintenance expenses, tax payments, and investing and financing activities, which mostly related to payments for property, plant and equipment.

PAN AMERICAN SILVER CORP.	22

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.
Working capital of $620.7 million at March 31, 2022 was $7.2 million higher than working capital of $613.5 million at December 31, 2021. The Company also maintains a long term investment in Maverix that was valued at $124.7 million at March 31, 2022.
As of March 31, 2022, the Company was in compliance with all financial covenants under the $500 million revolving Sustainability-Linked Credit Facility, which was undrawn. The borrowing costs under the Company's Sustainability-Linked Credit Facility are based on the Company's leverage ratio subject to pricing adjustments based on the Company's sustainability performance ratings and scores at either (i) LIBOR plus 1.825% to 2.80% or; (ii) The Bank of Nova Scotia's Base Rate on U.S. dollar denominated commercial loans plus 0.825% to 1.80%. Undrawn amounts under the Sustainability-Linked Credit Facility are subject to a stand-by fee of 0.41% to 0.63% per annum, dependent on the Company's leverage ratio and subject to pricing adjustments based on sustainability performance ratings and scores. The Company's Sustainability-Linked Credit Facility matures on August 8, 2025.
The net cash generated from the sales of metal production provides our primary source of cash flows, and we do not currently expect to experience payment delinquencies from our metal sales counterparties during the COVID-19 pandemic, though the impact of COVID-19 on the credit risk associated with our counterparties cannot be determined with any degree of certainty.
The Company’s financial position at March 31, 2022, and the operating cash flows that are expected over the next 12 months, lead Management to believe that the Company’s liquid assets are sufficient to satisfy our 2022 working capital requirements, fund currently planned capital expenditures, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.
In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments, details of which are described in Note 8(e)(ii) of the 2021 Annual Financial Statements, and in the "Liquidity and Capital Position" section of the Company's annual 2021 Management Discussion and Analysis (the "2021 Annual MD&A"). Since December 31, 2021, there have been no significant changes to these contractual obligations and commitments.
The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next 12 months cannot be determined with any degree of certainty due to a number of uncertainties, including those related to the COVID-19 pandemic.
Outstanding Share Amounts
As at March 31, 2022, the Company had approximately 0.2 million stock options outstanding (each exercisable for one common share of the Company), with exercise prices in the range of CAD $9.76 to CAD $39.48 and a weighted average life of 3.9 years. Approximately 0.2 million of the stock options were vested and exercisable at March 31, 2022, with an average weighted exercise price of CAD $18.85 per share.
The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 11, 2022
Common shares	210,511,219
Options	220,984
Total	210,732,203
As part of the acquisition of Tahoe Resources Inc. on February 22, 2019, the Company issued 313,887,490 Contingent Value Rights ("CVRs"), with a term of 10 years, which are convertible into 15,600,208 common shares

PAN AMERICAN SILVER CORP.	23

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
upon the first commercial shipment of concentrate following the restart of operations at the Escobal mine. As of March 31, 2022, there were 313,883,990 CVRs outstanding which were convertible into 15,600,034 common shares.
CLOSURE AND DECOMMISSIONING COST PROVISION

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.
The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as of March 31, 2022 was $451.7 million (December 31, 2021 - $413.0 million) using inflation rates of between 1% and 6% (December 31, 2021 - between 1% and 5%). The inflated and discounted provision on the statement of financial position as at March 31, 2022 was $252.8 million (December 31, 2021 - $242.9 million), using discount rates between 2% and 10% (December 31, 2021 - between 1% and 9%). Spending with respect to decommissioning obligations at Alamo Dorado and Manantial Espejo began in 2016, while the remainder of the obligations are expected to be paid through 2047, or later if the mine lives are extended. Revisions made to the reclamation obligations in Q1 2022 were primarily a result of increased inflation rates, increased discount rates from higher government debt yields, increased site disturbance from the ordinary course of operations at the mines, reclamation activities, and revisions to the estimates based on periodic reviews of closure plans and related costs, actual expenditures incurred, and closure activities completed. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.
The accretion of the discount charged in Q1 2022 as finance expense was $3.7 million (Q1 2021 - $1.9 million). Reclamation expenditures incurred during Q1 2022 were $1.0 million (Q1 2021 $0.8 million).
RELATED PARTY TRANSACTIONS

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Transactions with the Company's subsidiaries have been eliminated on consolidation. Maverix remained a related party until March 31, 2022. There were no other related party transactions for the three months ended March 31, 2022 and 2021.
ALTERNATIVE PERFORMANCE (NON-GAAP) MEASURES

Per Ounce Measures
Cash Costs and AISC are non-GAAP financial measures that do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies.
Pan American produces by-product metals incidentally to our silver and gold mining activities. We have adopted the practice of calculating a performance measure with the net cost of producing an ounce of silver and gold, our primary payable metals, after deducting revenues gained from incidental by-product production. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.
Silver segment Cash Costs and AISC are calculated net of credits for realized revenues from all metals other than silver ("silver segment by-product credits"), and are calculated per ounce of silver sold. Gold segment Cash Costs

PAN AMERICAN SILVER CORP.	24

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
and AISC are calculated net of credits for realized silver revenues ("gold segment by-product credits"), and are calculated per ounce of gold sold.
Cash costs per ounce metrics, net of by-product credits, is used extensively in our internal decision making processes. We believe the metric is also useful to investors because it facilitates comparison, on a mine-by-mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period-by-period basis, and against the operations of our peers in the silver industry. Cash costs per ounce is conceptually understood and widely reported in the mining industry.
We believe that AISC, also calculated net of by-products, is a comprehensive measure of the full cost of operating our consolidated business, given it includes the cost of replacing silver and gold ounces through exploration, the cost of ongoing capital investments (sustaining capital), as well as other items that affect the Company’s consolidated cash flow.
To facilitate a better understanding of these measure as calculated by the Company, the following table provides the detailed reconciliation of these measure to the applicable cost items, as reported in the consolidated financial statements for the respective periods.

PAN AMERICAN SILVER CORP.	25

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)

	Silver Segment		Gold Segment
(In thousands of USD, except as noted)	March 31, 2022	March 31, 2021	March 31, 2022	March 31, 2021
Production costs(1)	$97,589	$80,601	$174,383	$112,580
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	(327)
NRV inventory adjustments	(1,353)	(1,441)	(13,090)	9,585
On-site direct operating costs	96,236	79,159	161,293	121,837
Royalties	4,665	5,779	5,114	4,083
Smelting, refining and direct selling charges(2)	16,270	18,154	35	50
Cash cost of sales before by-product credits	117,171	103,093	166,442	125,969
Silver segment by-product credits(2)	(74,251)	(68,530)	—	—
Gold segment by-product credits(2)	—	—	(17,003)	(17,869)
Cash Costs	$42,920	$34,563	$149,439	$108,100

NRV inventory adjustments	1,353	1,441	13,090	(9,585)
Sustaining capital	11,340	10,669	44,616	34,541
Exploration and project development(3)	—	566	—	1,003
Reclamation cost accretion(4)	650	504	2,812	1,129
All-in sustaining costs	$56,263	$47,744	$209,957	$135,189

Silver segment silver ounces sold (koz)	4,197	2,810	—	—
Gold segment gold ounces sold (koz)	—	—	140	128
Cash costs per ounce sold	$10.23	$12.30	$1,069	$846
AISC per ounce sold	$13.41	$16.99	$1,502	$1,058
AISC per ounce sold (excluding NRV inventory adjustments)	$13.08	$16.48	$1,409	$1,133
(1)Silver Segment production costs for Q1 2022 excludes $6.9 million relating to mine operation severance payments and accruals at Morococha.
(2)Included in the revenue line of the consolidated income statements. By-product credits are reflective of realized metal prices for the applicable periods.
(3)Exploration and project development expenditures exclude $2.8 million of exploration expenditures related to non-operating properties for Q1 2022.
(4)Reclamation cost accretion excludes $0.2 million of accretion related to non-operating properties for Q1 2022 (Q1 2021: $0.2 million).

PAN AMERICAN SILVER CORP.	26

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Sustaining capital is included in AISC, while capital related to growth projects or acquisitions (referred to by the Company as project or investment capital) is not. Inclusion of only sustaining capital in the AISC measure reflects the capital costs associated with current ounces sold as opposed to project capital, which is expected to increase future production. The project capital excluded in the reconciliation below is further described in the "Project Development Update" section of this MD&A.

Reconciliation of payments for mineral properties, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2022	2021
Payments for mineral properties, plant and equipment(1)	$61,453	$47,971
Add/(Subtract)
Lease Payments(1)	3,419	2,982
Repayment of loans(2)	850	—
Investment (non-sustaining) capital	(9,765)	(5,743)
Sustaining Capital	$55,957	$45,210
(1)As presented on the consolidated statements of cash flows.
(2)As presented on the consolidated statements of cash flows. Related to repayments of construction loans for leach pad expansions in Peru.

PAN AMERICAN SILVER CORP.	27

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Silver Segment Cash Costs and AISC by mine:

SILVER SEGMENT	Three months ended March 31, 2022
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$24,162	$22,876	$15,325	$9,656	$25,570	$97,589
NRV inventory adjustments	—	—	—	—	(1,353)	(1,353)
On-site direct operating costs	24,162	22,876	15,325	9,656	24,217	96,236
Royalties	301	—	—	3,185	1,179	4,665
Smelting, refining & direct selling costs	3,451	5,949	3,575	1,251	2,044	16,270
Cash Costs before by-product credits	27,914	28,824	18,900	14,092	27,441	117,171
Silver segment by-product credits	(12,143)	(29,656)	(17,005)	(1,362)	(14,085)	(74,251)
Cash Costs	$15,771	$(832)	$1,895	$12,730	$13,355	$42,920

NRV inventory adjustments	—	—	—	—	1,353	1,353
Sustaining capital	3,855	3,149	345	2,901	1,089	11,340
Exploration and project development	—	—	—	—	—	—
Reclamation cost accretion	127	199	122	80	122	650
All-in sustaining costs	$19,754	$2,516	$2,363	$15,712	$15,919	$56,263

Silver segment silver ounces sold (koz)	1,620	720	334	656	866	4,197

Cash cost per ounce sold	$9.73	$(1.16)	$5.68	$19.39	$15.42	$10.23
AISC per ounce sold	$12.19	$3.49	$7.08	$23.94	$18.38	$13.41
AISC per ounce sold (excluding NRV inventory adjustments)	$12.19	$3.49	$7.08	$23.94	$16.81	$13.08

SILVER SEGMENT	Three months ended March 31, 2021
(In thousands of USD, except as noted)	La Colorada	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Silver Segment
Production Costs	$4,089	$21,732	$18,165	$10,820	$25,795	$80,601
NRV inventory adjustments	—	—	—	—	(1,441)	(1,441)
On-site direct operating costs	4,089	21,732	18,165	10,820	24,354	79,159
Royalties	114	(25)	—	5,089	601	5,779
Smelting, refining & direct selling costs	207	6,390	5,045	4,590	1,923	18,154
Cash Costs before by-product credits	4,410	28,096	23,209	20,499	26,878	103,093
Silver segment by-product credits	(894)	(26,431)	(16,068)	(10,730)	(14,407)	(68,530)
Cash Costs	$3,516	$1,666	$7,141	$9,769	$12,471	$34,563

NRV inventory adjustments	—	—	—	—	1,441	1,441
Sustaining capital	5,386	1,612	1,735	558	1,378	10,669
Exploration and project development	540	—	27	—	—	566
Reclamation cost accretion	113	139	75	65	112	504
All-in sustaining costs	$9,555	$3,417	$8,977	$10,392	$15,403	$47,744

Silver segment silver ounces sold (koz)	225	709	514	732	631	2,810

Cash cost per ounce sold	$15.62	$2.35	$13.89	$13.35	$19.78	$12.30
AISC per ounce sold	$42.44	$4.82	$17.47	$14.20	$24.43	$16.99
AISC per ounce sold (excluding NRV inventory adjustments)	$42.44	$4.82	$17.47	$14.20	$22.14	$16.48

PAN AMERICAN SILVER CORP.	28

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Gold Segment Cash Costs and AISC by mine:

GOLD SEGMENT	Three months ended March 31, 2022
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$64,259	$33,045	$28,836	$48,243	$174,383
Purchase Price Allocation Inventory Fair Value Adjustment	—	—	—	—	—
NRV inventory adjustments	(13,090)	—	—	—	(13,090)
On-site direct operating costs	51,169	33,045	28,836	48,243	161,293
Royalties	3,249	—	—	1,865	5,114
Smelting, refining & direct selling costs	6	—	—	29	35
Cash Costs before by-product credits	54,424	33,045	28,836	50,137	166,442
Gold segment by-product credits	(14,570)	(2,104)	(240)	(89)	(17,003)
Cash Costs of Sales	$39,854	$30,941	$28,596	$50,049	$149,439

NRV inventory adjustments	13,090	—	—	—	13,090
Sustaining capital	14,353	7,381	12,959	9,924	44,616
Exploration and project development	—	—	—	—	—
Reclamation cost accretion	1,382	645	741	43	2,812
All-in sustaining costs	$68,678	$38,967	$42,296	$60,016	$209,957

Gold segment gold ounces sold	40,842	33,828	29,693	35,400	139,762

Cash cost per ounce sold	$976	$915	$963	$1,414	$1,069
AISC per ounce sold	$1,682	$1,152	$1,424	$1,695	$1,502
AISC per ounce sold (excluding NRV inventory adjustments)	$1,361	$1,152	$1,424	$1,695	$1,409

GOLD SEGMENT	Three months ended March 31, 2021
(In thousands of USD, except as noted)	Dolores	Shahuindo	La Arena	Timmins	Consolidated Gold Segment
Production Costs	$26,330	$25,772	$19,063	$41,415	$112,580
Purchase Price Allocation Inventory Fair Value Adjustment	—	(322)	(6)	—	(327)
NRV inventory adjustments	9,585	—	—	—	9,585
On-site direct operating costs	35,914	25,450	19,057	41,415	121,837
Royalties	2,510	—	—	1,573	4,083
Smelting, refining & direct selling costs	12	—	—	37	50
Cash Costs before by-product credits	38,437	25,450	19,057	43,025	125,969
Gold segment by-product credits	(15,828)	(1,615)	(305)	(122)	(17,869)
Cash Costs of Sales	$22,608	$23,836	$18,753	$42,904	$108,100

NRV inventory adjustments	(9,585)	—	—	—	(9,585)
Sustaining capital	8,919	2,681	14,719	8,222	34,541
Exploration and project development	99	—	—	904	1,003
Reclamation cost accretion	701	263	150	15	1,129
All-in sustaining costs	$22,743	$26,780	$33,621	$52,045	$135,189

Gold segment gold ounces sold	31,478	31,736	31,351	33,200	127,764

Cash cost per ounce sold	$718	$751	$598	$1,292	$846
AISC per ounce sold	$723	$844	$1,072	$1,568	$1,058
AISC per ounce sold (excluding NRV inventory adjustments)	$1,027	$844	$1,072	$1,568	$1,133

PAN AMERICAN SILVER CORP.	29

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Adjusted Earnings
Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings because it eliminates items that in management's judgment are subject to volatility as a result of factors that are unrelated to operations in the period, and/or relate to items that will settle in future periods. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred, but does not reverse or otherwise unwind the effect of such items in future periods. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.
The following table shows a reconciliation of adjusted earnings for the three months ended March 31, 2022 and 2021, to the net earnings for each period.

	Three months ended March 31,
(In thousands of USD, except as noted)	2022	2021
Net earnings (loss) for the period	$76,831	$(7,562)
Adjust for:
Unrealized foreign exchange losses	2,328	2,167
Heap inventory net realizable value charge (recovery)	14,743	(5,714)
Unrealized (gains) losses on derivatives	(2,384)	114
Gains and income from associates	(45,033)	(198)
Mine operation severance payments	6,856	—
Losses (gains) on sale of mineral properties, plant and equipment	177	(110)
Investment (income) loss	(2,826)	39,033
Effect of taxes on adjusting items	(7,253)	2,041
Effect of foreign exchange on taxes	(11,462)	7,662
Total adjustments	$(44,854)	$44,995
Adjusted earnings for the period	$31,977	$37,433
Weighted average shares for the period	210,463	210,261
Adjusted earnings per share for the period	$0.15	$0.18
Total Debt
Total debt is a non-GAAP measure calculated as the total current and non-current portions of: long-term debt (including amounts drawn on the Credit Facility), lease liabilities, and loans payable. Total debt does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the financial debt leverage of the Company.
Capital
Capital is a non-GAAP measure and is calculated as total equity plus total debt less cash and cash equivalents and short term investments. Capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company and certain investors use this information to evaluate the enterprise value of the Company.
Working Capital
Working capital is a non-GAAP measure calculated as current assets less current liabilities. Working capital does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar

PAN AMERICAN SILVER CORP.	30

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
measures presented by other companies. The Company and certain investors use this information to evaluate whether the Company is able to meet its current obligations using its current assets.
Cash Mine Operating Earnings
Cash mine operating earnings is a non-GAAP measure calculated as mine operating earnings excluding depreciation and amortization expense and NRV inventory adjustments included in production costs. Cash mine operating earnings does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. The Company excludes these significant non-cash items to arrive at cash mine operating earnings for the purpose of analyzing and explaining periodic cash flow from operations and changes thereto.

Reconciliation of cash mine operating earnings	Three months ended March 31,
(in thousands of USD)	2022	2021
Mine operating earnings(1)	$66,755	$89,964
Add/(Subtract)
Depreciation and amortization(1)	84,526	75,093
Net realizable value adjustment for inventories(2)	14,443	(8,143)
Cash mine operating earnings	$165,724	$156,914
(1)As presented on the consolidated statements of earnings and comprehensive earnings.
(2)As presented in Note 21 to the Company's Q1 2022 Financial Statements.
RISKS AND UNCERTAINTIES

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, gold, zinc, lead, and copper; trading and credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; risks relating to cyber security; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political, economic and social risks related to conducting business in jurisdictions such as Canada, Peru, Mexico, Argentina, Bolivia and Guatemala; environmental risks; risks related to its relations with employees and local communities where we operate, and risks relating to the spread of COVID-19, which has to date resulted in profound health and economic impacts globally and which presents future risks and uncertainties that are largely unknown at this time. Certain of these risks are described below, and are more fully described in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com) and Form 40-F filed with the SEC, and in the Financial Instruments and related risks section of the 2021 Annual Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.
Financial Risk Exposure
The Company is exposed to financial risks, including metal price risk, credit risk, interest rate risk, foreign currency exchange rate risk, and liquidity risk. The Company's exposures and management of each of those risks is described in the 2021 Annual Financial Statements under Note 8 "Financial Instruments", along with the financial statement classification, the significant assumptions made in determining the fair value, and amounts of income, expenses, gains and losses associated with financial instruments. Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2022.
The following provides a description of the risks related to financial instruments and how management manages these risks:

PAN AMERICAN SILVER CORP.	31

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Price Risk
A decrease in the market price of commodities such as silver, gold and other metals and increase in the price of consumables could affect our profitability, along with the commercial viability of our mines and production from some of our mining properties. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. However, decisions relating to hedging may have material adverse effects on our financial performance, financial position, and results of operations. The Board of Directors continually assesses Pan American’s strategy towards our base metal exposure.
As at March 31, 2022, the Company had outstanding collars made up of put and call contracts for its exposure to zinc (2,700 tonnes); as well as an outstanding forward contract for its exposure to zinc (2,700 tonnes) with settlement dates on those positions between April 2022 and December 2022. The outstanding collars have respective weighted average floor and cap prices per tonne of $3,150 and $4,000. The outstanding forward contract has a fixed price of $4,065. The Company recorded losses of $1.1 million in Q1 2022. The Company did not have any zinc contracts outstanding during the comparable periods in 2021.
As at March 31, 2021, the Company had outstanding collars made up of put and call contracts for its exposure to copper (1,350 tonnes) with settlement dates on those positions between April 2021 and December 2021, and recorded losses of $0.6 million in Q1 2021, on these positions. There were no comparable copper positions during Q1 2022.
During 2020, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices. At March 31, 2022, the Company had outstanding positions on its diesel exposure with a notional amount of 2.7 million gallons, with a weighted average fixed price of $1.42 per gallon. The Company recorded gains of $2.8 million for the three months ended March 31, 2022. (2021 - gains of $4.2 million for the three months ended March 31, 2021).
Trading Activities and Credit Risk
The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour our contractual arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted.
As at March 31, 2022, we had receivable balances associated with buyers of our concentrates of $48.2 million (December 31, 2021 - $40.0 million). The vast majority of our concentrate is sold to a limited number of concentrate buyers.
Doré production is refined under long term agreements with fixed refining terms at seven separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at March 31, 2022, we had approximately $35.7 million (December 31, 2021 - $52.3 million) contained in precious metal inventory at refineries. We maintain insurance coverage against the loss of precious metals at our mine sites and in-transit to refineries. Risk is transferred to the refineries upon delivery.
Refined silver and gold is sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.
We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to our counterparties’ credit risk to the extent that our trading positions have a positive mark-to-market value.

PAN AMERICAN SILVER CORP.	32

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Supplier advances for products and services yet to be provided are a common practice in some jurisdictions in which we operate. These advances represent a credit risk to us to the extent that suppliers do not deliver products or perform services as expected. As at March 31, 2022, we had made $17.5 million of supplier advances (December 31, 2021 - $11.2 million), which are reflected in “Trade and other receivables” on the consolidated statements of financial position.
Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.
From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.
Foreign currency exchange rate risk
We report our financial statements in USD; however we operate in jurisdictions that utilize other currencies. As a consequence, the financial results of our operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since our sales are denominated in USD and a portion of our operating costs and capital spending are in local currencies, we are negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. From time to time, we mitigate part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit our exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk.
Pan American held cash and short-term investments of $61.8 million in CAD, $1.1 million in MXN, $7.1 million in PEN, $12.8 million in ARS, $2.7 million in BOB, and $0.4 million in Guatemalan quetzales as at March 31, 2022.
At March 31, 2022, Pan American had outstanding positions on $27.0 million in foreign currency exposure of MXN purchases, $12.6 million of PEN purchases, and $36.0 million of CAD purchases. The MXN positions had weighted average USD put and call exchange rates of $20.50 and $26.08, respectively, expiring between April 2022 and December 2022. The PEN positions had a weighted average USD fixed exchange rate of $4.13, expiring between April 2022 and December 2022. The CAD positions had weighted average USD put and call exchange rates of $1.26 and $1.32, respectively, expiring between April 2022 and December 2022. The Company recorded gains of $0.5 million, gains of $2.1 million, and gains of $0.2 million, respectively on MXN, PEN and CAD derivative contracts for the three months ended March 31, 2022. (March 31, 2021 - losses of $0.8 million, losses of $0.9 million, and gains of $0.5 million, on MXN, PEN, and CAD derivative contracts, respectively).
Claims and Legal Proceedings
Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities , including matters relating to employees or former employees, commercial relationships, and claims by local communities, Indigenous stakeholders, and private land owners. Some of these claims or proceedings may seek sizeable monetary damages against us and/or the return of surface or mineral rights or revocation of permits and licenses that are valuable to us and which may impact our operations and profitability if lost. Further information on the nature, assessment and management of such claims are described in this section, the Risks and Uncertainties section of the 2021 Annual MD&A, and in Note 28 to the Company's 2021 Annual Financial Statements. There were no significant changes to those risks or to the Company's management of exposure to those risks during the three months ended March 31, 2022.
In early May 2021, the Company’s subsidiary in Guatemala and the Ministry of Energy and Mines of Guatemala were served with legal proceedings that were originated in the Constitutional Court of Guatemala by a small group of residents and landowners, or alleged residents and landowners, from the La Cuchilla community near the Escobal mine claiming that prior mining activities damaged their lands. Currently, operations at Escobal are

PAN AMERICAN SILVER CORP.	33

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
suspended pending the completion of the government-led ILO 169 consultation process. Nevertheless, the action seeks injunctive relief to prevent future mining activities at Escobal. While the Company believes the claims are procedurally and substantively flawed and without merit, the outcome of these proceedings cannot be determined at this time.
As reported in our Annual Information Form dated February 23, 2022, certain individuals have asserted community rights and land ownership over a portion of the La Colorada mine’s surface lands in the Agrarian Courts of Mexico. They have also initiated a process before the Secretariat of Agrarian, Territorial and Urban Development (“SEDATU”) in Zacatecas to declare such lands as national property. In 2019, we filed a legal challenge (amparo) against this process and obtained an injunction to protect our ownership of these surface rights pending the outcome of the challenge and a further review by SEDATU. Our challenge was dismissed on October 25, 2021, primarily on the basis that no final declaration of national lands had yet been made by SEDATU that would affect our property rights. We have appealed this dismissal and we will continue to oppose the SEDATU process. While we believe that we hold proper title to the surface lands in question, if we are unable to maintain, or maintain access to, those surface rights, there could be material adverse impacts on the La Colorada mine’s future mining operations.
In mid-2017, Tahoe, which was acquired by us in late February 2019, and certain of its former directors and officers became the subject of three purported class action lawsuits filed in the United States that center primarily around alleged misrepresentations. These U.S. class action lawsuits were later consolidated into one class action suit that is ongoing in Nevada. In October 2018, Tahoe learned that a similar class action lawsuit had been filed against Tahoe and its former chief executive officer in the Superior Court of Ontario. These lawsuits seek significant damages. We have disputed the allegations made in these suits, however the outcomes are not determinable at this time.
Legal proceedings are subject to various uncertainties and it is possible that some of the matters in which we are involved may be resolved unfavourably against us and may result in a material adverse effect on our financial position, cash flow and results of operations. We establish provisions for matters that are probable and can be reasonably estimated. We also carry liability insurance coverage, however such insurance does not cover all risks to which we might be exposed and in other cases, may only partially cover losses incurred by us.
COVID-19 and Other Pandemics
Since the outbreak of COVID-19 in late 2019, it has spread into areas where we have operations and where our offices are located. During 2020, Government efforts to curtail the spread of COVID-19 resulted in temporary suspensions of our operations in Mexico, Peru, Argentina and Bolivia, and we reduced throughput at our Timmins operation in Canada in order to enhance physical distancing and protect our personnel and the community. The spread of COVID-19 has impacted our employees and contractors, not only as it relates to potential health concerns, but also in terms of limitations on movement, availability of food and other goods, and personal well-being, among others. Our suppliers and service providers have also been impacted.
While COVID-19 has already had significant, direct impacts on our operations, our business, our workforce, and our production, the extent to which COVID-19 will continue to impact our operations will depend on future developments which are highly uncertain and cannot be predicted with confidence. These future developments include, but are not limited to, the duration of any outbreak, new information that may emerge concerning the severity of COVID-19 or its variants, and the actions taken to contain COVID-19 or treat it. The impact of governmental restrictions and health and safety protocols could improve or worsen relative to our assumptions, depending on how each jurisdiction manages potential outbreaks of COVID-19 and the efficacy of vaccines and other measures. We assume operations will continue to be impacted by comprehensive COVID-19 protocols in 2022, which would increase costs and restrict throughput levels, especially at our underground mines. Our ability to continue with our operations, or to successfully maintain our operations on care and maintenance if so required, or to restart or ramp-up any such operations efficiently or economically, or at all, is unknown. It is also uncertain, whether we will be able to maintain an adequate financial condition and have sufficient capital, or have access to capital through our Sustainability-Linked Credit Facility or otherwise, to sustain our business and operations.

PAN AMERICAN SILVER CORP.	34

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Moreover, the continued presence of, or spread, of COVID-19 and its variants, and any future emergence and spread of similar pathogens, globally would likely have material adverse effect on both global and regional economies, including those in which we operate, as we have seen already. Such effects would not only affect our business and results of operations, but also the operations of our suppliers, contractors and service providers, including smelter and refining service providers, and the demand for our production. COVID-19 and the spread of similar pathogens could also negatively impact stock markets, including the trading price of our shares, adversely impact our ability to raise capital, cause continued interest rate volatility and movements that could make obtaining financing or refinancing our debt obligations more challenging or more expensive (if such financing is available at all), and result in any operations affected by coronavirus becoming subject to quarantine or shut down. Any of these developments, and others, could have a material adverse effect on our business and results of operations.
Climate Change
There is significant evidence of the effects of climate change on our planet and an intensifying focus on addressing these issues. The Company recognizes that climate change is a global challenge that can impact our business in a range of possible ways. Mining and processing operations are energy intensive and result in a carbon footprint either directly or through the purchase of fossil-fuel based electricity. As such, the Company is impacted by current and emerging policy and regulation relating to greenhouse gas emission levels, energy efficiency, and reporting of climate-change related risks. While some of the costs associated with reducing emissions may be offset by increased energy efficiency, technological innovation, or the increased demand for our metals as part of technological innovations, the current regulatory trend may result in additional transition costs at some of our operations. Governments are introducing climate change legislation and treaties at the international, national, and local levels, and regulations relating to emission levels and energy efficiency are evolving and becoming more rigorous. Current laws and regulatory requirements are not consistent across the jurisdictions in which we operate, and regulatory uncertainty is likely to result in additional complexity and cost in our compliance efforts. Public perception of mining is, in some respects, negative and there is increasing pressure to curtail mining in many jurisdictions as a result, in part, of perceived adverse effects of mining on the environment.
Concerns around climate change may also affect the market price of our shares as institutional investors and others may divest interests in industries that are thought to have more environmental impacts. While we are committed to operating responsibly and reducing the negative effects of our operations on the environment, our ability to reduce emissions, energy and water usage by increasing efficiency and by adopting new innovation is constrained by technological advancement, operational factors and economics. Adoption of new technologies, the use of renewable energy, and infrastructure and operational changes necessary to reduce water usage may also increase our costs significantly. Concerns over climate change, and our ability to respond to regulatory requirements and societal expectations, may have significant impacts on our operations and on our reputation, and may even result in reduced demand for our products.
The physical risks of climate change could also adversely impact our operations. These risks include, among other things, extreme weather events, resource shortages, changes in rainfall and in storm patterns and intensities, water shortages, changing sea levels and extreme temperatures. Climate-related events such as mudslides, floods, droughts and fires can have significant impacts, directly and indirectly, on our operations and could result in damage to our facilities, disruptions in accessing our sites with labour and essential materials or in shipping products from our mines, risks to the safety and security of our personnel and to communities, shortages of required supplies such as fuel and chemicals, inability to source enough water to supply our operations, and the temporary or permanent cessation of one or more of our operations. There is no assurance that we will be able to successfully anticipate, respond to, or manage the risks associated with physical climate change events and impacts, and this may result in material adverse consequences to our business and to our financial results.

PAN AMERICAN SILVER CORP.	35

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, STANDARDS AND JUDGEMENTS

Changes in accounting policies
The accounting policies applied in the preparation of these unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2021.
Future changes in accounting standards
Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. Management is still evaluating and does not expect any such pronouncements to have a material impact on the Company’s consolidated financial statements upon adoption.
Significant judgements
In preparing financial statements in accordance with IFRS, Management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent Management's estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.
Readers should also refer to Note 3 of the 2021 Annual Financial Statements, for the Company’s summary of significant accounting policies.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING

Pan American’s management considers the meaning of internal control to be the processes established by management to provide reasonable assurance about the achievement of the Company’s objectives regarding operations, reporting and compliance. Internal control is designed to address identified risks that threaten any of these objectives.
Disclosure controls and procedures (“DC&P”)
Our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) are responsible for establishing and maintaining adequate DC&P. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of the design and operation of our DC&P in accordance with requirements of National Instrument 52-109 of the Canadian Securities Commission (“NI 52-109”) and the Sarbanes Oxley Act of 2002 (as adopted by the US Securities and Exchange Commission).
As of December 31, 2021, based on the evaluation, our CEO and CFO concluded that our DC&P were effective to ensure that information required to be disclosed by us in reports we file or submit is recorded, processed, summarized and reported within the time periods specified in securities legislation and is accumulated and communicated to our management, including our CEO and CFO.
Internal control over financial reporting (“ICFR”)
Our CEO and CFO are responsible for establishing and maintaining adequate ICFR. Under the supervision and with the participation of our CEO and CFO, we evaluated the effectiveness of our ICFR as of December 31, 2021 based upon the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on the evaluation, our CEO and CFO concluded that our ICFR was effective as of December 31, 2021. Management reviewed the results of management’s evaluation with the Audit Committee of the Board.
The effectiveness of the Company’s ICFR as of December 31, 2021 has been audited by Deloitte LLP, Independent Registered Public Accounting Firm as stated in their report immediately preceding the Company’s audited consolidated financial statements for the year ended December 31, 2021.

PAN AMERICAN SILVER CORP.	36

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
Changes in ICFR
There has been no change in the Company’s ICFR during the three and twelve month periods ended March 31, 2022 that has materially affected, or is reasonably likely to materially affect, its ICFR.
Inherent limitations of controls and procedures
All internal control systems, no matter how well designed, have inherent limitations. As a result, even systems determined to be effective may not prevent or detect misstatements on a timely basis, as systems can provide only reasonable assurance that the objectives of the control system are met. In addition, projections of any evaluation of the effectiveness of ICFR to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may change.
TECHNICAL INFORMATION

Scientific and technical information contained in this MD&A has been reviewed and approved by Martin Wafforn, P.Eng., Senior Vice President Technical Services and Processing Optimization, and Christopher Emerson, FAusIMM, Vice President Business Development and Geology, each of whom are Qualified Persons, as the term is defined in NI 43-101.
For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated February 23, 2022, filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future financial or operational performance and forecasts for 2022, including our estimated production of silver, gold and other metals forecasted and anticipated timing for the same, and our estimated Cash Costs, AISC, capital and exploration, mine operation, general and administrative, care and maintenance expenditures; future anticipated prices for gold, silver and other metals and assumed foreign exchange rates; expectations with respect to the future anticipated impact of COVID-19 on our operations, the lessening or increase in pandemic-related restrictions and protocols, and the anticipated timing for the same; the ability of Pan American to continue with its operations, or to successfully maintain our operations on care and maintenance, should the situation related to COVID-19 not be as anticipated; the impacts of inflation on Pan American and its operations; whether Pan American is able to maintain a strong financial condition and have sufficient capital, or have access to capital through the Sustainability-Linked Credit Facility or otherwise, to sustain our business and operations; the timing and outcome of legal proceedings, including the claims relating to La Cuchilla and the impact that any such legal proceedings may have on Pan American; the duration and effect of the suspensions of operations of the Escobal mine, as well as the nature of and continuation of the constitutional court-mandated ILO 169 consultation process in Guatemala, and the timing and, if applicable, completion thereof; certain legal proceedings that were originated in the Constitutional Court of Guatemala relating to the Escobal mine; the SEDATU process with respect to a portion of the La Colorada mine’s surface lands; the timing and success of site infrastructure upgrades at the La Colorada mine; the ability of Pan American to successfully complete any capital projects, including with respect to the La Colorada and the Timmins projects, the expected economic or operational results derived from those projects, and the impacts of any such projects on Pan American; the future results of our exploration activities, including with respect to the skarn exploration program at La Colorada; and the Company’s plans and expectations for its properties and operations.
These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant operational, business, economic, competitive, political, regulatory, and social uncertainties and contingencies. These assumptions, some of which are described in the “Risks and Uncertainties” section of this MD&A, include: the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the coronavirus pandemic is minimized or not long-term; the management of COVID-19 in each jurisdiction; the assumptions related to the global supply and availability of COVID-19 vaccines and the effectiveness and results of any vaccines; the presence and impact of COVID-19 on our workforce, suppliers and other essential resources and the effect those impacts have on our business; if necessary, continuation of operations following shutdowns or reductions in production, our ability to manage reduced operations efficiently and economically, including to maintain necessary staffing; our ability to implement environmental, social and governance activities; tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral

PAN AMERICAN SILVER CORP.	37

Management Discussion and Analysis
For the three months ended March 31, 2022 and 2021
(tabular amounts are in thousands of U.S. dollars except number of shares, options, warrants, per share amounts, and per ounce amounts, unless otherwise noted)
reserve and mineral resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; protection of our interests against claims and legal proceedings; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner and can be maintained; and our ability to comply with environmental, health and safety laws, particularly given the potential for modifications and expansion of such laws. The foregoing list of assumptions is not exhaustive.
The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: the duration and effects of the coronavirus and COVID-19 variants, and any other epidemics or pandemics on our operations and workforce, and their effects on global economies and society; fluctuations in silver, gold, and base metal prices; fluctuations in prices for energy inputs; fluctuations in currency markets (such as the PEN, MXN, ARS, BOL, GTQ and CAD versus the USD); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia, Guatemala or other countries where the Company may carry on business, some of which might prevent or cause the suspension or discontinuation of mining activities, including the risk of expropriation related to certain of our operations, particularly in Argentina and Bolivia and risks related to the constitutional court-mandated ILO 169 consultation process in Guatemala; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the Company’s ability to secure our mine sites or maintain access to our mine sites due to criminal activity, violence, or civil and labour unrest; the speculative nature of mineral exploration and development, including the risk of obtaining or retaining necessary licenses and permits; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent Form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand Management's current views of our near and longer term prospects and may not be appropriate for other purposes. The Company does not intend, and does not assume any obligation, to update or revise forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.
Cautionary Note to U.S. Investors Concerning Estimates of Mineral Reserves and Mineral Resources
This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all references to mineral reserve and mineral resource estimates included in the MD&A have been disclosed in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies.

PAN AMERICAN SILVER CORP.	38